UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: July 8, 2008	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

FOR IMMEDIATE RELEASE

VIMPELCOM SIGNS DEFINITIVE AGREEMENT TO ESTABLISH TELECOM JOINT VENTURE IN VIETNAM

Moscow and New York (July 8, 2008)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) announced today that it has signed a Joint Venture and Shareholders Agreement (the “Agreement”) to establish a mobile telecommunications joint venture in Vietnam under the name of GTEL-Mobile Joint Stock Company (the “Joint Venture Company”). The other participants in the Joint Venture Company will be Global Telecommunications Corporation (“GTEL”), a Vietnamese state-owned enterprise and GTEL TSC, a subsidiary of GTEL.

Subject to the conditions contained in the Agreement and in accordance with Vietnamese investment laws, VimpelCom will receive a 40% interest in the Joint Venture Company in consideration for an equity investment of US$267 million. GTEL and GTEL TSC will have an equity interest of 51% and 9%, respectively, in the Joint Venture Company. The parties’ obligations under the Agreement remain subject to receipt of regulatory approvals, including approvals required for the legal formation of the Joint Venture Company and its receipt of the GSM license and frequencies.

Alexander Izosimov, CEO of VimpelCom said, “With a population of 86 million and a fast growing economy, the Vietnamese market holds great promise for VimpelCom and we believe the GTEL-Mobile growth dynamics make it an ideal place for us to begin building our international growth platform. We are very happy that this first step in the realization of our international growth strategy has successfully materialized. We are also pleased to be working with such a strong partner as GTEL and we value their professionalism, expertise and understanding of the Vietnamese market. This is a first-of-a-kind transaction in Vietnam, so we will work alongside our partners to ensure that we build a strong business to capture the revenue opportunities”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements address the anticipated investment amounts in the joint venture and the intended benefits to VimpelCom. These statements are based on management’s best assessment of the joint venture transaction and involve risks and uncertainties. The effectiveness of the obligations in the Agreement remain subject to the receipt of regulatory approvals, including approvals for the formation of the joint venture and its receipt of a GSM license and frequencies. There can be no assurance that the necessary regulatory approvals and the GSM license will be obtained. Additionally, the outcome of the joint venture may differ materially from these statements as a result of unforeseen developments from competition, governmental regulations of the wireless telecommunications industry, general political uncertainties and general economic developments in Vietnam and other factors. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexander Boreyko VimpelCom Tel: 7(495) 910-5977 Investor_Relations@vimpelcom.com	Peter Schmidt/Michael Polyviou Financial Dynamics Tel: 1(212) 850-5600 mpolyviou@fd-us.com

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